EXHIBIT 3.1

           ARTICLE 3, SECTION 3.2. OF THE AMENDED AND RESTATED BYLAWS
                                       OF
                     UNIVERSAL POWER GROUP, INC., AS AMENDED
                                 ON JUNE 1, 2009

      3.2. NUMBER. The number of Directors of the Corporation constituting the whole Board shall not be less than three nor more than eleven as determined from time to time by resolution of the Board of Directors in its sole discretion. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. As used in these bylaws the phrase "whole Board" shall be deemed to mean the total number of Directors that the Corporation would have if there were no vacancies.